# Quesadilla Gorilla, Inc.

## STATEMENT OF CASH FLOWS
### January - December 2019

|  | TOTAL |
|---|---:|
| **OPERATING ACTIVITIES** | |
| Net Income | -53,384.09 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Inventory Asset | -7,847.25 |
| Merchant Undeposited Funds | 0.00 |
| Merchant Undeposited Funds:DoorDash Undeposited Funds | -1,254.24 |
| Merchant Undeposited Funds:Grubhub Undeposited Funds | 675.12 |
| Merchant Undeposited Funds:Postmates undeposited | 2.65 |
| Merchant Undeposited Funds:Square Undeposited Funds | -1,994.13 |
| Merchant Undeposited Funds:Uber Undeposited Funds | 627.27 |
| Payroll Asset | -1,063.16 |
| Prepaid Expenses | 1,729.74 |
| Suspense | 411.94 |
| Uncategorized Asset | 0.00 |
| Accumulated Depreciation | 25,740.00 |
| Accumulated Amortization | 945.00 |
| Rental Deposit | 1,000.00 |
| Accounts Payable | 27,845.47 |
| Capital One | -613.38 |
| Chase Credit Card | 0.00 |
| Citi Credit Card | -278.99 |
| Food Truck Deposits | 0.00 |
| Gift Card Liability | 7,555.39 |
| Miguel Loan | 10,000.00 |
| Payroll Clearing | 0.00 |
| Sales Tax Payable | 37,556.60 |
| Tips Owed | -1,094.51 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **99,943.52** |
| **Net cash provided by operating activities** | **$46,559.43** |
| **INVESTING ACTIVITIES** | |
| Auto & Transport Eq. | -35,066.38 |
| Improvements | -3,650.00 |
| Machinery & Equipment | 0.00 |
| **Net cash provided by investing activities** | **$ -38,716.38** |
| **FINANCING ACTIVITIES** | |
| Auto Loan - Prius @ $599.80/month | -6,343.79 |
| Auto Loan - Wells Fargo | -2,903.47 |
| Notes Payable - 2018 Ford Transit | 32,317.33 |
| Notes Payables - CBB 13437754 | -7,543.08 |
| Quick Book loan 2 | 0.00 |
| Quickbooks Loan Dec 2019 | 24,000.00 |
| Square Loan - Dusty 2 | -17,914.01 |
| Square Loan - Dusty 2019 | 21,816.85 |

# Quesadilla Gorilla, Inc.

## STATEMENT OF CASH FLOWS
### January - December 2019

| | TOTAL |
|---|---|
| Square Loan - Food Truck 2 | -852.36 |
| Square Loan - Visalia | -19,922.83 |
| WareHouse Row Loan | -14,993.29 |
| **Net cash provided by financing activities** | **$7,661.35** |
| NET CASH INCREASE FOR PERIOD | **$15,504.40** |
| Cash at beginning of period | -1,300.71 |
| CASH AT END OF PERIOD | **$14,203.69** |